[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

December 15, 2006



EDGAR AND FACSIMILE: (202) 772-9285

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen J. Sazzman, Senior Counsel

Re:      Registration Statement on Form N-4
         JNLNY Separate Account I
         File No. 333-137485

Dear Commissioners:

I am writing on behalf of the above referenced registrant and registration statement, for which registration statement we desire an effective date of December 19, 2006 and request acceleration in accordance with rule 461. We are aware of our obligations under the Securities Act of 1933. The pre-effective amendment this letter accompanies contains our changes in response to your comment letter dated November 17, 2006. Also, we have filed a letter acknowledging that we will not use the staff review and comment process as a defense in any securities-related litigation against us, as requested.

Please call Tony Dowling ((517) 367-3835) if you have any questions.

Respectfully,

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

THOMAS J. MEYER

Thomas J. Meyer
Senior Vice President,
  General Counsel and Secretary